pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Will Seek Legal Recourse

Vancouver BC,  May 13, 2024:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) regrets to announce that all attempts to meet with the current leadership of the Lake Babine Nation have been ignored or dismissed out of hand.  Officials in the BC Environmental Assessment Office have informed PBM that a new application would not be considered unless it was actively supported by the Lake Babine Nation ("LBN"), the closest indigenous people to the Company's wholly owned Morrison Project.

PBM started work on the project in 1997 and since 2004, has stated its intent to bring the property into production for copper, gold, and molybdenum.  PBM has spent $43 million of investors funds to attempt to capture what is perceived to be a very significant opportunity for the area.  If the project does not proceed, that investment will have been lost.  Not only the initial investments but also the returns probable from the operation of a very attractive mining opportunity for most of the last decade and for more than another decade to come will have been lost.  The local people, and others, have lost the opportunity for thousands of person-years of well paid employment and other related business opportunities as well.

Previously signed agreements with the elected officials of the Lake Babine Nation, including a Memorandum of Understanding ("MOU"), prepared by the LBN and signed in March 2012, were apparently repudiated and the 2012 MOU has been referred to as an alleged MOU by LBN legal representatives.  That MOU agreed to support the Project if the environmental assessments concluded that with the implementation of appropriate mitigation measures, the Project was not likely to result in environmental effects that will significantly and adversely impact the LBN way of life.  The EAO's final Assessment Report concluded just that.

In spite of that and having been informed by the responsible officials of the Provincial government that PBM had met all relevant criteria for an Environmental Assessment Certificate to be issued, that certificate was refused in 2012.  After the BC Supreme Court quashed that decision in 2013, the Province waited until 2022 to again deny the certificate.

The Company believes that it has exhausted all options with any chance of placing its wholly owned Morrison Project into production and is left with exploring all avenues of legal recourse against the Province and the Lake Babine Nation.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

 "John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.